KIRKLAND LAKE GOLD EXTENDS HIGH-GRADE, VISIBLE-GOLD MINERALIZATION DOWN-PLUNGE OF FOSTERVILLE SWAN ZONE

•	High-grade Swan Zone (“Swan”) mineralization extended 80 m down-plunge

•	Key intercepts: 87.6 g/t Au over 7.6 m (ETW 5.5 m);
45.0 g/t Au over 5.2 m (ETW 4.7 m); and
59.1 g/t Au over 5.0 m (ETW 4.7 m)

•	Drilling confirms continuity of Lower Phoenix Gold System over 950 m down-plunge of Swan Zone, represents large target area for future exploration drilling

•	Key intercepts: 14.8 g/t Au over 5.9 m (ETW 4.5 m); and
6.2 g/t Au over 18.0 m (ETW 13.8 m)

•	Expansion drilling into Cygnet Zone (“Cygnet”) returns high-grade, visible-gold (“VG”) bearing intersections, strike continuity of mineralization confirmed over 650 m

•	Key intercepts: 239 g/t Au(1) over 1.2 m (ETW 0.9 m);
28.4 g/t Au(1) over 1.8 m (ETW 1.5 m);
11.2 g/t Au over 5.4 m (ETW 4.5 m); and
4.8 g/t Au over 58.7 m (ETW 20 m)

•	Additional exploration updates planned before year end for Fosterville (Robbin’s Hill), Macassa
Mine and Northern Territory
(1) Visible-gold drill intercept;
Abbreviations include: VG: visible-gold; g/t Au: grams per tonne gold; ETW: estimated true width

Toronto, Ontario - December 3, 2019 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced new high-grade results from the ongoing underground drilling programs at the Fosterville Mine in Victoria, Australia. Recent underground drilling targeting additional growth in Mineral Reserves and Mineral Resources confirmed significant continuity of mineralization down-plunge and adjacent to existing Mineral Reserves in the Lower Phoenix System. In addition, underground infill drilling into Swan Mineral Reserves continues to return exceptional high-grade results containing VG providing confirmation of the geological model, underpinning confidence in the operation’s mine plan. Drill results reported are from 206 holes (51,521 m) that targeted infill and extension of the Lower Phoenix Mineral Resources. Drill results reported are post the December 2018 Mineral Resource and Mineral Reserve update. (See press release dated February 21, 2019.)

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “We have an extensive exploration program at Fosterville covering four main target areas, Lower Phoenix down-plunge of Swan, Cygnet, Harrier and Robbin’s Hill (Figure 1). Today’s results focus on the Lower Phoenix area. They are encouraging as they include the extension of high-grade, VG-bearing mineralization 80 m down-plunge of the Swan Zone and demonstrate that Lower Phoenix is an extremely large gold system, with continuity of the system having been confirmed to over 950 metres down-plunge of our deepest Mineral Reserves. In addition, we continue to get strong results from drilling of the Cygnet Zone, where we have intersected high-grade, VG-bearing mineralization, including 239 g/t Au over 1.2 m (ETW 0.9 m). Such results provide significant resource growth potential immediately adjacent to existing underground infrastructure.

“We are also progressing well with other components of our exploration program. At Robbin’s Hill, there have been up to six surface drill rigs in operation over recent months, with encouraging results which we plan to release shortly. We also continue to drill the anticline offset target at Harrier South from underground drill platforms and advance our LODE program on district targets. Drilling at Harrier South remains at an early stage given the time required to extend the existing exploration drift and poor ground conditions encountered in some areas. The fact that we have already intersected quartz veins with VG similar in texture to those found in the Swan Zone is promising. We have not yet seen the ultra-high grades you get at Swan, but it is early days and we remain optimistic. Harrier South will continue to be a high-priority target with extensive drilling to continue into, and throughout, 2020.”

Lower Phoenix Extension Drilling Program
During 2019, underground diamond drilling targeting down-plunge of the Swan Mineral Reserves has continued to return encouraging results, demonstrating the extensive down-plunge extent of the Lower Phoenix System (Figure 2).

Progressive step out drilling over 2019 from the Harrier Link Drill Drive, spaced at 100 m x 50 m centres has now confirmed continuity of moderate to high-grade mineralization over a down-plunge distance of 950 m from December 2018 Mineral Reserves in the Lower Phoenix System (Figure 3). Reported drill results are from 22 holes (16,611 m), and include moderate to high grade, large width sulfide intercepts of 14.8 g/t Au over 5.9 m (ETW 4.5 m) in hole UDE210, 6.2 g/t Au over 18.0 m (ETW 13.8 m) in hole UDE204 and 7.3 g/t Au over 8.8 m (ETW 6.7 m) in hole UDE199. The drilling has now defined continuity of mineralization between the Swan and Lower Phoenix South Resource blocks (Swan South Zone) and, with a high frequency of 30 gram-metre intercepts, it is anticipated that substantial additions of Inferred Mineral Resources will be realized in end-of- year model updates as a result of this program.

This drilling has also identified mineralization directly footwall to Swan South in the Swan Footwall Splay Zone up to 250 m down-plunge of December 2018 Mineral Reserves. Results of 2.8 g/t Au over 15.7 m (ETW 12.0 m) in hole UDE200A and 42.6 g/t Au over 0.8 m (ETW 0.5 m) in hole UDE204 (Figure 4) highlight the potential for Mineral Resource expansion immediately footwall to the Swan South Zone down-plunge.

In August 2019, the establishment of the P4040 drill drive development enabled close space drill targeting of the down-plunge extensions of the Swan Mineral Reserves down to 25 m x 25 m centres with the aim to extend Indicated Mineral Resources to facilitate Mineral Reserve evaluation. Four underground drill rigs have been located in this drill platform since August and results returned demonstrate continuity of high-grade mineralization, including occurrences of quartz vein hosted VG enveloped by sulfide mineralization up to a distance of 150 m down-plunge of Mineral Reserves (Figure 3). Two intercepts containing VG outside Mineral Reserves are greater than 100 gram-m, with 87.6 g/t Au over 7.6 m (ETW 5.5 m) in hole UDH3132 and 45.0 g/t Au over 5.2 m (ETW 4.7 m), including 267 g/t Au over 0.7 m (ETW 0.7 m) in hole UDH3142 which occur 40 m and 80 m down-plunge from Mineral Reserve respectively. A further 11 drill hole intercepts from this program are greater than 30 gram-m and it is anticipated that Mineral Reserves will be extended down-plunge of the Swan Mineral Reserves in the end of year model updates.

Cygnet Drilling Program
Exploration drilling footwall to Swan in 2018 discovered significant mineralization on a west southwesterly dipping structure, Cygnet. Further drilling into the up-plunge projection of this target has returned several high- grade intercepts containing VG mineralization. Recent key intercepts into the Cygnet Zone are listed below, with further details provided in the commentary that follows:
Key Gold Intercepts:

•	239 g/t Au(1) over 1.2 m (ETW 0.9 m), including 701 g/t Au(1) over 0.4 m (ETW 0.3 m) in hole UDE262;

•	28.4 g/t Au(1) over 1.8 m (ETW 1.5 m) in hole UDE247; and

•	11.2 g/t Au over 5.4 m (ETW 4.5 m) in hole UDH280
(1) Visible gold drill intercept
Drill results returned to date in the Cygnet Zone demonstrate strike continuity of mineralization over a distance of approximately 650 m and dip continuity of mineralization over a vertical distance of approximately 300 m between the 6100mN and 6750mN and 4050RL and 3750RL (Figure 7).

The Cygnet structure sub-parallels the Swan structure and is positioned approximately 125m footwall (east) of the Swan Zone (Figure 6). The north northwest striking mineralized structure transects the eastern limb of an anticline and an anticline-syncline fold pair. The mineralized fault occurs east of the main anticlinal axis, and has an interpreted reverse displacement of approximately 30 m. A shallower structure named the Pen Fault, splays from the Cygnet structure footwall to the Benu Shale stratigraphic units and at the intersection point of these two structures is where occurrences of quartz hosted VG mineralization have been intersected. Further footwall (approximately 70 m), another structure named the Cob Fault has also been identified containing a consistent trend of sulfide mineralization.
Drilling further down-plunge of 6100mN into the projected position of the Cygnet Zone also demonstrates that significant mineralization persists approximately 550 m down-plunge. Four intercepts containing significant grades and widths of sulfide mineralization highlight the growth potential down-plunge on the Cygnet Zone including 11.1 g/t Au over 3.4 m (ETW 2.4 m) in hole UDE200, 7.9 g/t Au over 3.1 m (ETW 2.6 m) in hole UDE209, 6.6 g/t Au over 6.6 m (ETW 5.5 m) in hole UDE181A and 8.7 g/t Au over 2.3 m (ETW 2.1 m) in hole UDE185A.

Drilling undertaken to date in the Cygnet Zone has demonstrated sufficient continuity of mineralization and the Company expects to substantially extend Mineral Resources to the north of the December 2018 Cygnet block which hosts an Inferred Mineral Resource of 582Kt @ 6.9g/t Au for 120Koz Au. Opportunity exists for further expansion of Mineral Resources to the north and south and drill targeting of the Cygnet structure will continue into 2020. Drilling will also focus on infill drilling of Mineral Resources to increase geological confidence to facilitate mineral reserve evaluation on this attractive growth target positioned in close proximity to current infrastructure.

Swan Infill Drilling Program
Results from the ongoing underground infill drilling program targeting Swan, reaffirm the high-grade tenor of the Swan Mineral Reserves. Since the December 2018 Swan Mineral Reserve of 2.34Moz grading at 49.6 g/t Au, a total of 117 holes for 13,484 m have been drilled into this zone in 2019 for the purpose of optimizing development and stope positioning. Of the 117 results returned to date, 19 results returned greater than 1,000 gram-metres and an additional 44 results returned greater than 100 gram-metres (Figure 5). Key intercepts over 2,000 gram-metres include;
High-Grade, Visible-Gold Bearing Intercepts >2000 gram-metres include:

•	924 g/t Au over 3.6 m (ETW 3.2 m), including 6,590 g/t Au over 0.5 m (ETW 0.4 m) in hole UDH2872;

•	918 g/t Au over 7.0 m (ETW 6.8 m), including 1,722 g/t Au over 3.7 m (ETW 3.3 m) in hole UDH3024;

•	625 g/t Au over 3.6 m (ETW 3.3 m), including 6,123 g/t Au over 0.35 (ETW 0.3 m) in hole UDH2483;

•	488 g/t Au over 5.0 m (ETW 4.7 m), including 2,527 g/t Au over 1.0 m (ETW 0.9 m) in hole UDH3171;

•	229 g/t Au over 11.2 m (ETW 11 m), including 3,520 g/t Au over 0.6 m (ETW 0.6 m) in hole UDH3103;

•	365 g/t Au over 6.8 m (ETW 6.1 m), including 1,629 g/t Au over 1.2 m (ETW 1 m) in hole UDH3101;

•	367 g/t Au over 6.3 m (ETW 5.9 m), including 1,058 g/t Au over 2.1 m (ETW 2 m) in hole UDH2863

Intercepts through the Swan Footwall Splay also returned some exceptional high-grade, VG intercepts, including one over 2,000 gram-metres and a further three intercepts over 100 gram-metres. The Swan Footwall Splay Fault emanates from and branches off the Swan Fault at approximately 6400mN and 4000mRL (Figures 4 & 6). Mineralized widths containing significant VG grades are typically largest on this fault immediately footwall to the Swan Fault. Key infill intercepts returned that contain VG mineralization include;
Key Gold Intercepts:

•	1,083 g/t Au over 2.8 m (ETW 2.6 m), including 8,610 g/t Au over 0.4 m (ETW 0.3 m) in hole UDH3108;

•	40.8 g/t Au over 4.8 m (ETW 4.4 m) in hole UDH3103;

•	52.4 g/t Au over 2.2 m (ETW 2.0 m) in hole UDH3104; and

•	38.0 g/t Au over 3.8 m (ETW 3.5 m) in hole UDH3112

Results returned from infill drilling into the Swan Mineral Reserves to a spacing of 12.5 m x 12.5 m have verified the continuity of very high-grade mineralization in Swan. This drilling, coupled with model reconciliation performance, has provided increased confidence in the geological model which underpins the mine plan.

Qualified Persons
Troy Fuller, MAIG, Director of Exploration, Australia, is a "Qualified Person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

For further information regarding the Company’s 2018 Mineral Reserves and Mineral Resources estimates for the Fosterville Gold Mine, please refer to the Company’s news release dated February 21, 2019 and the Technical Report entitled “Updated NI 43-101 Technical Report Fosterville Gold Mine In the State of Victoria, Australia” effective December 31, 2018.

Drilling and Underground Sampling Assay QAQC
Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All diamond drill hole collars (Table 2) are accurately surveyed using a Leica TS16 Total Station instrument and down-hole deviations are measured by either electronic gyro or single-shot instruments.

Sampling consisted of diamond drill core that was either full core or half core sampled. Half core samples were cut longitudinally in half with a diamond saw; one-half of the drill core was sent to an independent laboratory for analysis and the other drill core half retained for reference. Sample pulps are returned from the assay laboratory for reference and future geological or metallurgical studies. Drill core sample intervals vary between 0.3 and 1.2 m in length and were determined from logging of sulfide and visible gold to geological boundaries.

Samples containing VG or considered likely to contain VG were separated from sulfide gold samples and dispatched independently for assaying. At the laboratory, “VG” jobs were processed through a single pulverizer and material barren of gold (‘quartz wash’) was crushed before and after each sample to minimize the potential for gold to contaminate successive samples.

Assays are either based on 25-gram or 40-gram charge fire assay. Mean grades are calculated using a variable lower grade cut-off (generally 2 g/t Au) and maximum 2 m internal dilution. No upper gold grade cut is applied to the data. However, during future Mineral Resource studies the requirement for assay top cutting will be assessed.

The majority of samples were assayed at On Site Laboratories, an independent laboratory in Bendigo, Victoria. The facility is registered ISO 9001:2008 (CERT-C33510). Some samples were assayed at Bureau Veritas, Adelaide. This facility is registered ISO 9001 : 2015 (CERT RN - 44 100 160145) and NATA accredited (1526).

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 950,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information
This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in Mineral Resource estimates, potential growth in Mineral Resources, conversion of Mineral Resources to proven and probable Mineral Reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form, financial statements and related MD&A for the periods ended December 31, 2017 and March 31, 2018 and other disclosures of "Risk Factors" by the Company and its predecessors, which are filed with the securities regulatory authorities in certain provinces in Canada and available on SEDAR. Although the Company has attempted to identify key factors that could cause actual results to differ materially, there may be other factors that cause unanticipated and unintended results. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com
Mark Utting, Vice-President, Investor Relations Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Table 1: Drill Assay Intercepts for the Swan, Swan Footwall Splay, Swan South, Cygnet Zone and Cob Diamond Drilling, Lower Phoenix Mineralized System, Fosterville Gold Mine
(The results are later than those presented in the December 31, 2018 Technical Report on the Mineral Resources and Mineral Reserves of The Fosterville Gold Mine, dated April 1, 2019, and available on sedar.com)

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
Swan Fault Mineralization - Drill Intercepts within Mineral Reserves
UDH2483 (1)	353.65	357.25	3.6	3.3	625	Swan
Including (1)	353.65	354.0	0.35	0.3	6,123	Swan
UDH2700 (1)	362.45	371.4	8.95	8.4	10.9	Swan
UDH2717 (1)	100.15	107.25	7.1	4.8	381	Swan
Including (1)	101.2	102.2	1.0	0.7	922	Swan
And (1)	104.95	105.5	1.85	1.3	934	Swan
UDH2729 (1)	355.5	358.1	2.6	2.4	63.6	Swan
Including (1)	356.05	356.5	0.45	0.4	334	Swan
UDH2787	157.35	164.3	6.95	6.5	26.0	Swan
UDH2829	297.1	305.2	8.1	6.6	5.8	Swan
UDH2832 (1)	76.5	79.0	2.5	2.2	34.8	Swan
UDH2834	77.65	80.45	2.8	2.3	19.1	Swan
UDH2835	72.6	73.65	1.05	0.9	11.3	Swan
UDH2836 (1)	115.4	125.85	10.45	4.4	170	Swan
Including (1)	117.25	119.05	1.8	0.8	623	Swan
UDH2837 (1)	96.75	102.2	5.45	2.7	119	Swan
Including (1)	101.2	101.65	0.45	0.2	1,150	Swan
UDH2838 (1)	100.0	106.25	6.25	4.0	28.7	Swan
UDH2839 (1)	99.95	102.5	2.55	1.8	123	Swan
Including (1)	101.05	101.4	0.35	0.3	804	Swan
UDH2840 (1)	82.95	88.1	5.15	3.3	14.9	Swan
UDH2841	92.35	92.7	0.35	0.2	19.9	Swan
UDH2842 (1)	83.2	92.1	8.9	5.1	123	Swan
Including (1)	88.1	89.25	1.15	0.7	874	Swan
UDH2843 (1)	76.4	78.1	1.7	1.5	704	Swan
Including (1)	76.4	77.0	0.6	0.5	1,410	Swan
UDH2844 (1)	81.1	84.0	2.9	2.6	37.4	Swan
UDH2845 (1)	70.0	77.7	7.7	7.2	133	Swan
Including (1)	72.2	74.9	2.7	2.5	352	Swan
UDH2846 (1)	82.0	84.8	2.8	2.3	202	Swan
Including (1)	83.15	84.15	1.0	0.8	560	Swan
UDH2847 (1)	106.45	109.45	3.0	1.5	55.9	Swan
Including (1)	108.3	108.7	0.4	0.2	400	Swan
UDH2848 (1)	95.3	98.05	2.75	1.8	234	Swan
UDH2849 (1)	96.5	97.2	2.7	2.2	840	Swan

Including (1)	96.5	99.2	0.7	0.6	3,220	Swan
UDH2850	84.55	86.5	1.95	1.6	44.7	Swan
UDH2851 (1)	77.55	78.9	1.35	1.2	120	Swan
UDH2852	70.45	74.0	3.55	2.7	10.6	Swan
UDH2853 (1)	71.15	75.7	4.55	3.9	302	Swan
Including (1)	72.5	74.15	1.65	1.4	824	Swan
UDH2854 (1)	69.0	72.6	3.6	3.3	287	Swan
Including (1)	72.0	72.6	0.6	0.5	1,710	Swan
UDH2855 (1)	67.9	69.3	1.4	1.3	40.3	Swan
UDH2856 (1)	66.05	67.4	1.35	1.3	339	Swan
UDH2857	65.4	67.5	2.1	2.0	13.4	Swan
UDH2858 (1)	66.4	67.5	1.1	1.1	34.3	Swan
UDH2859 (1)	63.6	66.6	3.0	2.8	505	Swan
Including (1)	66.0	66.3	0.3	0.3	4,060	Swan
UDH2860 (1)	60.8	66.6	5.8	5.7	32.3	Swan
Including (1)	63.15	64.4	1.25	1.2	114	Swan
UDH2862 (1)	65.2	71.55	6.35	5.5	34.4	Swan
Including (1)	71.0	71.55	0.55	0.5	318	Swan
UDH2863 (1)	64.15	70.45	6.3	5.9	367	Swan
Including (1)	64.15	66.25	2.1	2.0	1,058	Swan
UDH2864 (1)	65.2	68.5	3.3	3.1	232	Swan
Including (1)	65.7	66.25	0.55	0.5	1,340	Swan
UDH2865 (1)	64.4	65.9	1.5	1.4	214	Swan
Including (1)	65.0	65.4	0.4	0.4	680	Swan
UDH2866 (1)	57.7	68.4	10.7	10.1	138	Swan
Including (1)	61.65	62.9	1.25	1.2	1,094	Swan
UDH2867	61.25	62.95	1.7	1.6	10.4	Swan
UDH2868 (1)	57.0	67.2	10.2	9.9	45.2	Swan
Including (1)	59.55	59.85	0.3	0.3	1,180	Swan
UDH2869 (1)	54.25	67.5	13.25	12.0	145	Swan
Including (1)	59.9	62.1	2.2	2.0	840	Swan
UDH2870	70.0	72.55	2.55	2.2	269	Swan
UDH2871 (1)	67.2	69.2	2	1.9	57.6	Swan
Including (1)	68.8	69.2	0.4	0.4	263	Swan
UDH2872 (1)	63.25	66.8	3.55	3.2	924	Swan
Including (1)	63.9	64.35	0.45	0.4	6,590	Swan
UDH2873	83.4	84.9	1.5	1.2	36.2	Swan
UDH2874 (1)	80.35	83.9	3.55	2.9	117	Swan
Including (1)	80.8	81.7	0.9	0.7	430	Swan
UDH2877	72.3	73.15	0.85	0.7	149	Swan
UDH2878	76.3	78.2	1.9	1.6	33.6	Swan
UDH2880	69.0	70.45	1.45	1.3	12.0	Swan

UDH2882	68.5	69.7	1.2	1.0	128	Swan
UDH2883	66.1	67.4	1.3	1.3	65.7	Swan
UDH2917	55.8	56.5	0.7	0.5	6.0	Swan
UDH2919	53.4	57.4	4	3.3	4.8	Swan
UDH2920	53.7	64.0	10.3	7.4	12.8	Swan
UDH2928	289.6	291.6	2.0	1.7	9.3	Swan
UDH2971	63.4	65.8	2.4	1.8	10.0	Swan
UDH2972	68.6	71.85	3.25	2.2	9.1	Swan
UDH2973	70.4	72.7	2.3	2.0	4.5	Swan
UDH2975	73.8	78.25	4.45	3.1	6.6	Swan
UDH2976	82.6	87.7	5.1	3.8	15.8	Swan
UDH2979	64.95	66.3	1.35	1.1	15.2	Swan
UDH2981	79.3	84.1	4.8	2.6	5.1	Swan
UDH2983	59.75	62.1	2.35	2.0	8.8	Swan
UDH2984	84.0	87.1	3.1	2.7	8.2	Swan
UDH2985	73.2	77.0	3.8	3.2	12.2	Swan
UDH2986	78.1	88.45	10.38	8.8	9.2	Swan
UDH2987	90.65	94.15	3.5	3.0	14.5	Swan
UDH2995 (1)	70.25	71.95	1.7	1.0	6.3	Swan
UDH3017 (1)	31.4	41.0	9.6	9.2	18.2	Swan
UDH3023 (1)	37.75	43.45	5.7	5.6	306	Swan
Including (1)	42.65	43.05	0.4	0.3	4,000	Swan
UDH3024 (1)	33.0	40.0	7.0	6.8	918	Swan
Including (1)	36.0	39.7	3.7	3.3	1,722	Swan
UDH3054	111.8	113.5	1.7	1.5	26.4	Swan
UDH3055	106.9	112.9	6.0	3.6	34.4	Swan
UDH3060 (1)	63.6	71.6	8.0	7.8	184	Swan
UDH3061 (1)	63.3	68.65	5.35	5.25	87.6	Swan
UDH3063 (1)	67.6	74.0	6.4	6.2	17.9	Swan
UDH3064	92.85	96.6	3.75	2.5	3.9	Swan
UDH3064A	90.65	92.9	2.25	1.8	177	Swan
UDH3065 (1)	82.4	86.8	4.4	3.5	14.1	Swan
UDH3066 (1)	73.95	80.55	6.6	6.0	97.1	Swan
UDH3067 (1)	67.4	77.0	9.6	9.2	139	Swan
UDH3076	49.45	52.05	2.6	1.4	33.2	Swan
UDH3077 (1)	58.2	62.7	4.5	2.2	320	Swan
UDH3101 (1)	77.5	84.25	6.75	6.1	365	Swan
Including (1)	81.0	82.15	1.15	1.0	1,629	Swan
UDH3102 (1)	75.65	77.7	2.05	2.0	34.1	Swan
UDH3103 (1)	65.1	76.3	11.2	11.0	229	Swan
Including (1)	68.7	69.3	0.6	0.6	3,520	Swan

UDH3104	66.2	72.0	5.8	5.7	22.1	Swan
UDH3105 (1)	65.1	72.1	7.0	6.8	25.8	Swan

Including (1)	71.1	71.5	0.4	0.4	339	Swan
UDH3106 (1)	74.0	79.2	5.2	4.3	120	Swan
Including (1)	77.05	78.8	1.75	1.5	322	Swan
UDH3107	96.35	97.3	0.95	0.7	7.6	Swan
UDH3108 (1)	83.45	88.55	5.1	4.2	48.8	Swan
Including (1)	85.9	86.3	0.4	0.3	368	Swan
UDH3109	77.4	77.95	0.55	0.5	8.6	Swan
UDH3110 (1)	74.85	76.45	1.6	1.5	419	Swan
Including (1)	75.5	75.95	0.45	0.4	1,300	Swan
UDH3111 (1)	68.9	78.9	10.0	9.9	35.4	Swan
Including (1)	69.25	69.8	0.55	0.5	472	Swan
UDH3112 (1)	70.6	73.35	2.75	2.4	791	Swan
Including (1)	71.15	71.8	0.65	0.6	3,300	Swan
UDH3113 (1)	71.3	75.0	3.7	3.7	40.6	Swan
Including (1)	72.1	72.4	0.3	0.3	395	Swan
UDH3114	70.7	74.2	3.5	2.7	16.4	Swan
UDH3115	83.25	88.6	5.35	4.3	14.6	Swan
UDH3116	94.25	95.1	0.85	0.8	31.4	Swan
UDH3117	91.5	93.4	1.9	1.7	69.3	Swan
UDH3118 (1)	95.8	97.15	1.35	1.1	111	Swan
Including (1)	96.1	96.45	0.35	0.3	356	Swan
UDH3119	198.9	212.15	13.25	11.5	3.0	Swan
UDH3119	205.25	212.15	6.9	6.5	3.8	Swan
UDH3119A	199.8	203.1	3.3	3.1	7.0	Swan
UDH3164 (1)	101.85	103.65	1.8	1.6	15.9	Swan
UDH3165	92.45	94.9	2.45	1.9	10.6	Swan
UDH3166 (1)	76.0	78.1	2.1	2.0	298	Swan
Including (1)	77.0	77.4	0.4	0.4	1,470	Swan
UDH3171 (1)	81.1	86.1	5.0	4.7	488	Swan
Including (1)	84.85	85.8	0.95	0.9	2,527	Swan
UDH3172 (1)	67.35	74.75	7.4	7.4	159	Swan
Including (1)	73.25	74.0	0.75	0.8	1,448	Swan
UDH3174 (1)	67.1	74.5	7.4	6.7	34.7	Swan
Including (1)	70.35	71.3	0.95	0.9	230	Swan
UDH3176A	83.6	87.05	3.45	3.4	12.6	Swan
UDH3177 (1)	88.0	95.4	7.4	6.1	39.5	Swan
Including (1)	94.8	95.1	0.3	0.3	730	Swan
UDH3178 (1)	84.7	92.7	8.0	5.1	131	Swan
Including (1)	86.35	86.65	0.3	0.2	2,250	Swan
UDH3180	158.1	163.55	5.45	4.2	15.0	Swan
UDH3184A (1)	148.75	155.8	7.05	6.1	17.7	Swan
Including (1)	150.8	151.25	0.45	0.4	145	Swan

UDH3186 (1)	118.65	120.0	1.35	0.9	321	Swan
Including (1)	118.65	119.3	0.65	0.4	639	Swan
UDH3188 (1)	121.0	128.75	7.75	2.7	342	Swan
Including (1)	125.9	127.2	1.3	0.4	1,612	Swan
Swan Footwall Splay Mineralization - Drill Intercepts within Mineral Reserves
UDH3061	77.55	78.7	1.15	1.1	18.8	Swan FW Splay
UDH3063	93.65	95.0	1.35	1.0	5.4	Swan FW Splay
UDH3101	95.9	96.7	0.8	0.7	6.5	Swan FW Splay
UDH3102	87.6	88.7	1.1	1.0	6.5	Swan FW Splay
UDH3103 (1)	76.3	81.1	4.8	4.4	40.8	Swan FW Splay
Including (1)	79.05	79.35	0.3	0.3	267	Swan FW Splay
UDH3104 (1)	76.85	79.0	2.15	2.0	52.4	Swan FW splay
Including (1)	77.9	78.25	0.35	0.3	266	Swan FW splay
UDH3105	82.35	83.95	1.6	1.5	4.2	Swan FW splay
UDH3107	98.35	99.1	0.75	0.7	16.1	Swan FW splay
UDH3108 (1)	90.85	93.65	2.8	2.6	1,083	Swan FW splay
Including (1)	90.85	91.2	0.35	0.3	8,610	Swan FW splay
UDH3109	84.1	86.0	1.9	1.9	4.4	Swan FW splay
UDH3111 (1)	81.2	82.5	1.3	1.3	62.4	Swan FW splay
UDH3112 (1)	83.45	84.25	3.75	3.5	38.0	Swan FW splay
Including (1)	83.75	84.25	0.5	0.5	229	Swan FW splay
UDH3113	84.1	85.8	1.7	1.6	28.6	Swan FW splay
UDH3114	92.2	97.1	4.9	4.9	6.9	Swan FW splay
UDH3115	95.15	96.3	1.15	0.4	8.0	Swan FW splay
UDH3166	82.2	85.0	2.8	2.6	13.0	Swan FW splay
UDH3060	76.25	79.1	2.85	2.7	2.9	Swan FW Splay
Swan South Mineralization - Drill Intercepts outside of Mineral Reserves
UDE175A	941.3	956.2	14.9	11.4	4.4	Swan South
UDE181A	927.1	932.55	5.45	4.2	8.7	Swan South
UDE184	819.75	823.0	3.25	2.5	8.8	Swan South
UDE184A	803.7	808.6	4.9	3.8	6.7	Swan South
UDE184B	772.6	777.0	4.4	3.4	5.0	Swan South
UDE184C	772.45	777.4	4.95	3.8	6.8	Swan South
UDE185A	871.9	879.1	7.2	7.1	7.9	Swan South
UDE199	773.0	781.75	8.75	6.7	7.3	Swan South
UDE200	716.5	732.0	15.5	11.9	4.9	Swan South
UDE200A	719.0	726.8	7.8	6.0	4.6	Swan South
UDE201	835.45	837.65	2.2	1.7	0.2	Swan South
UDE203	622.4	626.4	4.0	3.1	2.2	Swan South
UDE204	634.3	652.3	18	13.8	6.2	Swan South
UDE205	627.5	633.65	6.15	4.7	10.4	Swan South
UDE206	656.9	660.0	3.1	2.4	5.5	Swan South

UDE207	759.2	759.7	0.5	0.4	0.0	Swan South
UDE208	675.0	681.8	6.8	5.2	9.9	Swan South
Including	678.2	678.7	0.5	0.4	65.2	Swan South
UDE209	681.5	685.0	3.5	2.7	1.8	Swan South
UDE210	709.6	715.5	5.9	4.5	14.8	Swan South
UDE211	729.4	735.2	5.8	4.4	7.6	Swan South
UDE212A	1045.1	1045.5	0.4	0.3	2.6	Swan South
UDE265	621.2	621.8	0.6	0.5	2.1	Swan South
UDH2482	390.0	402.65	12.65	7.3	3.6	Swan South
UDH2489 (1)	386.0	391.0	5.0	4.7	59.1	Swan South
Including (1)	389.3	390	0.7	0.7	319	Swan South
UDH2831	257.0	258.7	1.7	1.6	14.6	Swan South
UDH3068 (1)	67.3	75.0	7.7	7.5	63.2	Swan South
UDH3094	392.4	393.25	0.85	0.8	6.2	Swan South
UDH3120	202.3	212.7	10.4	10.1	8.0	Swan South
UDH3122	199.1	204.3	5.2	4.2	5.8	Swan South
UDH3123	199.3	200.1	0.8	0.8	2.8	Swan South
UDH3124	198.6	199.8	1.2	1.1	12.5	Swan South
UDH3126	254.45	260.9	6.45	5.6	6.4	Swan South
UDH3127 (1)	249.9	253.35	3.45	3.0	19.7	Swan South
Including (1)	251.8	252.1	0.3	0.3	141	Swan South
UDH3128	230.1	233.95	3.85	3.5	8.5	Swan South
UDH3129	237.0	240.5	3.5	2.9	8.1	Swan South
UDH3130	231.85	234.0	2.15	2.0	13.1	Swan South
UDH3131 (1)	266.7	277.85	11.2	9.7	6.8	Swan South
UDH3132 (1)	268.3	275.85	7.55	5.5	87.6	Swan South
UDH3133A	299.35	300.1	0.75	0.7	5.4	Swan South
UDH3134	299.0	303.0	4.0	2.8	2.7	Swan South
UDH3135	248.2	255.5	7.3	6.7	6.4	Swan South
UDH3136	254.8	259.9	5.1	5.0	4.3	Swan South
UDH3137 (1)	246.9	249.4	2.5	2.1	2.2	Swan South
UDH3138	249.25	253.9	4.65	4.2	5	Swan South
UDH3139	247.2	251.2	4.0	3.7	6.3	Swan South
UDH3140	237.7	241.3	3.6	3.5	9.3	Swan South
UDH3141	239.65	240.7	1.05	1.0	4.3	Swan South
UDH3142 (1)	255.5	260.65	5.15	4.7	45	Swan South
Including (1)	258.7	259.4	0.7	0.7	267	Swan South
UDH3143	270.2	283.1	12.9	12.1	26.4	Swan South
UDH3145 (1)	242.25	243.5	1.25	1.2	40.4	Swan South
Including (1)	242.25	242.95	0.7	0.7	73.6	Swan South
UDH3146 (1)	239.1	245.5	6.4	6.3	4.6	Swan South
UDH3148	236.65	240.3	3.65	3.6	8.5	Swan South
UDH3148A	235.9	240.0	4.1	3.6	5.9	Swan South

UDH3149	245.45	249.6	4.15	4.0	6.9	Swan South
UDH3149A	238.0	239.7	1.7	1.6	16.0	Swan South
UDH3150	231.1	237.6	6.5	6.5	9.0	Swan South
UDH3151	234.4	236.45	2.05	1.9	6.2	Swan South
UDH3153	234.0	237.3	3.3	3.3	8.9	Swan South
UDH3154	238.75	245.45	6.7	6.3	13.5	Swan South
UDH3156	242.0	249.2	7.2	7.1	8.7	Swan South
UDH3179	152.55	155.45	2.9	2.9	7.1	Swan South
UDH3182	139.2	140.5	1.3	1.1	4.5	Swan South
UDH3183	142.2	143.7	1.5	1.2	10.2	Swan South
UDH3228	248.0	250.05	2.05	1.8	5.2	Swan South
Swan Footwall Splay Mineralization - Drill Intercepts outside of Mineral Reserves
UDE200A	728.25	743.95	15.7	12.0	2.8	Swan FW Splay
UDE204	671.9	672.7	0.8	0.5	42.6	Swan FW Splay
UDE208	684.5	687.0	2.5	2.3	6.2	Swan FW Splay
UDH3124	225.2	226.0	0.8	0.8	17.9	Swan FW Splay
UDH3130	248.0	249.1	1.1	1.0	7.9	Swan FW splay
Cygnet Mineralized Zone - Drill intercepts outside of Mineral Reserves
UDE181A	1,124.05	1,130.65	6.6	5.5	6.6	Cygnet
Including	1,127.1	1,127.4	0.3	0.3	27.9	Cygnet
UDE184A	956.7	957.0	0.3	0.3	1.8	Cygnet
UDE185A	1,054.6	1,056.9	2.3	2.1	8.7	Cygnet
UDE195	222.0	280.7	58.7	20.0	4.8	Cygnet
UDE201	1030.5	1031	0.5	0.4	2.7	Cygnet
UDE203	770.6	771.0	0.4	0.3	2.9	Cygnet
UDE204	820.7	821.0	0.3	0.3	5.0	Cygnet
UDE205	804.45	804.9	0.45	0.4	4.6	Cygnet
UDE206	848.1	848.4	0.3	0.3	5.0	Cygnet
UDE207	1011.5	1011.95	0.5	0.4	2.1	Cygnet
UDE208	790.6	790.9	0.3	0.3	1.8	Cygnet
UDE209	888.0	891.1	3.1	2.6	7.9	Cygnet
UDE210	916.6	917.3	0.7	0.6	3.2	Cygnet
UDE211	975.2	977.8	2.6	2.2	3.3	Cygnet
UDE243	617.15	619.75	2.6	2.5	2.8	Cygnet
UDE245	207.7	208.9	1.2	1.1	2.2	Cygnet
UDE246	225.9	227.4	1.5	1.2	11.5	Cygnet
UDE247 (1)	212.6	214.4	1.8	1.5	28.4	Cygnet
UDE248	277.05	278.65	1.6	1.3	7.9	Cygnet
UDE249	315.45	316.75	1.3	1.1	8.3	Cygnet
UDE250	338.9	340.0	1.1	0.9	3.4	Cygnet
UDE258	296.1	297.15	1.05	0.9	3.0	Cygnet
UDE259	318.4	325.2	6.8	5.6	4.4	Cygnet
UDE260	319.2	320.9	1.7	1.0	3.5	Cygnet

UDE261	364.1	365.3	1.2	1.0	9.3	Cygnet
UDE263	391.35	392.35	1.0	0.8	7.3	Cygnet
UDE265	754.95	756.25	1.3	1.1	9.4	Cygnet
UDE280	274.65	280.05	5.4	4.5	11.2	Cygnet
UDE282	355.3	357.5	2.2	1.2	0.1	Cygnet
UDE282A	356.0	357.0	1.0	0.8	0.0	Cygnet
UDH2831	371.0	377.0	6.0	5.7	6.1	Cygnet
UDH2886	384.65	388.15	3.5	3.2	11.4	Cygnet
UDH2887	400.65	405.6	4.95	3.8	4.1	Cygnet
UDH2928	379.0	381.95	3.0	2.8	4.9	Cygnet
UDH2931	97.0	101.3	4.3	2.3	3.3	Cygnet
UDH2932	58.0	59.2	1.2	1.0	18.8	Cygnet
UDH2933	69.9	73.85	3.95	3.0	11.4	Cygnet
UDH3068	208.1	209.75	1.65	1.4	6.1	Cygnet
UDH3094	477.4	479.55	2.15	1.9	7.2	Cygnet
UDH3122	266.7	272.6	5.3	5.2	12.3	Cygnet
UDH3163	341.25	343.0	1.75	1.4	2.6	Cygnet
UDH3203	325.0	327.2	2.2	1.4	2.4	Cygnet
UDH3106	240.1	240.8	0.7	0.5	10.7	Cygnet
UDE248 (1)	194.55	196.05	1.5	1.3	9.2	Pen
UDE249	225.95	226.7	0.75	0.3	7.3	Pen
UDE259	272.3	272.6	0.3	0.3	0.0	Pen
UDE261	333.55	334.55	1.0	0.6	23.1	Pen
UDE262 (1)	317.7	318.9	1.2	0.9	239	Pen
Including (1)	318.05	318.45	0.4	0.3	701	Pen
UDE263	315.2	316.1	0.9	0.5	5.7	Pen
UDE280	198.0	200.6	2.6	2.1	3.1	Pen
Cob Fault Mineralization - Drill Intercepts outside of Mineral Reserves
UDE184	1,049.0	1,051.0	2.0	1.7	5.7	Cob
UDE185A	1,079.7	1,080.4	0.7	0.6	5.7	Cob
UDE200	922.25	925.65	3.4	2.4	11.1	Cob

Notes:

(1)	- Visible-gold observed in drill intercept.
Drill intercepts greater than 30 Gram-Metre (gold grade x estimated true width) or containing visible- gold are shown in bold text.
For Table 2 (below), collar locations are in Fosterville Mine Grid coordinate system.
For Table 2 (below), Collar Plunges with negative values indicate drilling downwards from the horizontal.

Table 2:    Underground Diamond Drill Hole Collar Locations, Fosterville Gold Mine

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)	Drilled Metres
Underground Diamond Drilling inside Swan Mineral Reserves
UDH2483	6,226	1,341	4,194	84.9	-43.8	377.9	377.9
UDH2700	6,226	1,341	4,194	92.0	-63.0	431.8	431.8
UDH2717	6,577	1,622	4,101	229.4	-14.4	117.0	117.0
UDH2729	6,226	1,341	4,195	86.0	-49.5	384.2	384.2
UDH2787	6,392	1,395	4,055	96.2	-39.9	219.0	219.0
UDH2829	6,353	1,406	4,192	113.7	-31.5	349.0	349.0
UDH2832	6,401	1,512	4,044	40.0	2.0	89.0	89.0
UDH2834	6,401	1,511	4,045	48.0	5.0	96.0	96.0
UDH2835	6,401	1,512	4,044	54.0	-1.0	88.0	88.0
UDH2836	6,410	1,497	4,045	17.0	17.0	147.4	147.4
UDH2837	6,410	1,497	4,045	17.0	9.0	119.3	119.3
UDH2838	6,410	1,497	4,045	29.0	13.5	123.4	123.4
UDH2839	6,410	1,498	4,045	36.0	13.0	114.0	114.0
UDH2840	6,410	1,497	4,045	27.0	6.0	108.1	108.1
UDH2841	6,410	1,497	4,045	35.0	9.0	105.0	105.0
UDH2842	6,410	1,497	4,044	18.0	2.0	101.8	101.8
UDH2843	6,410	1,497	4,044	19.0	-9.0	93.0	93.0
UDH2844	6,410	1,497	4,044	25.0	-2.0	98.5	98.5
UDH2845	6,410	1,497	4,044	27.0	-10.0	92.4	92.4
UDH2846	6,410	1,497	4,044	33.0	1.0	93.0	93.0
UDH2847	6,397	1,514	4,045	27.0	16.0	116.8	116.8
UDH2848	6,397	1,514	4,045	39.0	15.5	115.0	115.0
UDH2849	6,396	1,514	4,045	29.0	11.0	107.5	107.5
UDH2850	6,396	1,514	4,045	28.0	4.0	104.9	104.9
UDH2851	6,397	1,514	4,044	26.0	-4.0	98.9	98.9
UDH2852	6,396	1,514	4,044	41.0	-4.0	84.0	84.0
UDH2853	6,396	1,514	4,044	24.0	-11.0	84.0	84.0
UDH2854	6,396	1,514	4,044	33.0	-9.0	81.0	81.0
UDH2855	6,396	1,514	4,044	45.0	-12.0	79.0	79.0
UDH2856	6,390	1,517	4,044	45.0	-20.0	80.0	80.0
UDH2857	6,390	1,517	4,044	49.0	-28.0	78.0	78.0
UDH2858	6,390	1,517	4,044	39.0	-32.0	89.0	89.0
UDH2859	6,390	1,517	4,043	31.0	-38.5	86.8	86.8
UDH2860	6,390	1,517	4,043	35.0	-50.0	87.0	87.0
UDH2862	6,407	1,504	4,044	14.0	-18.0	83.9	83.9
UDH2863	6,407	1,504	4,044	25.0	-20.0	80.9	80.9
UDH2864	6,407	1,504	4,043	18.0	-26.0	81.0	81.0
UDH2865	6,407	1,504	4,043	38.0	-23.0	78.0	78.0
UDH2866	6,407	1,504	4,043	29.0	-31.0	75.0	75.0

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)	Drilled Metres
UDH2867	6,407	1,504	4,043	40.0	-34.5	75.0	75.0
UDH2868	6,407	1,504	4,043	35.0	-43.0	87.0	87.0
UDH2869	6,407	1,504	4,043	28.0	-52.5	84.0	84.0
UDH2870	6,390	1,517	4,044	31.0	-17.0	86.9	86.9
UDH2871	6,390	1,517	4,044	29.0	-28.0	78.0	78.0
UDH2872	6,391	1,517	4,043	19.0	-57.0	83.0	83.0
UDH2873	6,390	1,517	4,045	48.0	7.0	101.9	101.9
UDH2874	6,390	1,517	4,045	56.0	4.0	90.0	90.0
UDH2877	6,390	1,517	4,044	56.0	-4.0	83.6	83.6
UDH2878	6,390	1,517	4,044	64.0	0.0	89.9	89.9
UDH2880	6,390	1,517	4,044	49.0	-9.0	84.0	84.0
UDH2882	6,390	1,517	4,044	60.0	-9.0	83.0	83.0
UDH2883	6,390	1,517	4,044	55.0	-18.0	77.0	77.0
UDH2917	6,484	1,672	4,086	234.0	5.0	69.1	69.1
UDH2919	6,463	1,685	4,087	244.0	15.0	71.7	71.7
UDH2920	6,463	1,685	4,086	245.0	6.0	70.7	70.7
UDH2928	6,353	1,406	4,193	100.7	-26.3	415.7	415.7
UDH2971	6,411	1,718	4,085	256.4	17.9	83.1	83.1
UDH2972	6,411	1,718	4,084	260.3	11.2	86.6	86.6
UDH2973	6,410	1,719	4,084	244.7	7.8	92.9	92.9
UDH2975	6,410	1,719	4,084	249.2	5.8	89.9	89.9
UDH2976	6,410	1,719	4,084	250.8	-3.7	126.1	126.1
UDH2979	6,432	1,704	4,085	254.1	6.9	92.9	92.9
UDH2981	6,432	1,703	4,085	258.0	-2.2	92.6	92.6
UDH2983	6,442	1,697	4,086	259.5	10.1	80.6	80.6
UDH2984	6,440	1,697	4,085	250.6	-8.1	98.9	98.9
UDH2985	6,410	1,719	4,084	229.5	5.9	100.0	100.0
UDH2986	6,410	1,719	4,084	234.8	-4.4	108.0	108.0
UDH2987	6,409	1,719	4,084	248.7	-7.6	104.7	104.7
UDH2995	6,484	1,672	4,086	234.0	-2.3	83.8	83.8
UDH3017	6,434	1,510	4,038	11.0	-44.0	50.5	50.5
UDH3023	6,434	1,509	4,038	22.9	-58.4	50.5	50.5
UDH3024	6,435	1,522	4,038	17.8	-19.6	48.8	48.8
UDH3054	6,314	1,536	4,042	55.0	10.7	126.1	126.1
UDH3055	6,314	1,536	4,042	61.1	11.3	113.5	113.5
UDH3060	6,314	1,536	4,041	54.4	-31.5	86.8	86.8
UDH3061	6,314	1,536	4,040	62.7	-39.5	89.0	89.0
UDH3063	6,314	1,536	4,040	58.2	-59.9	102.0	102.0
UDH3064	6,347	1,528	4,046	55.3	-1.1	107.5	107.5
UDH3064A	6,348	1,528	4,045	55.3	-1.1	110.2	110.2
UDH3065	6,347	1,528	4,045	59.9	-6.5	98.5	98.5
UDH3066	6,347	1,528	4,045	52.9	-15.9	89.6	89.6

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)	Drilled Metres
UDH3067	6,347	1,528	4,045	69.8	-26.5	89.7	89.7
UDH3076	6,408	1,555	4,048	75.9	11.3	62.0	62.0
UDH3077	6,408	1,555	4,048	63.5	21.6	74.6	74.6
UDH3101	6,331	1,532	4,044	56.0	-8.0	99.2	99.2
UDH3102	6,331	1,532	4,044	64.0	-11.0	100.7	100.7
UDH3103	6,331	1,532	4,044	62.0	-26.0	89.6	89.6
UDH3104	6,331	1,532	4,043	67.0	-44.0	86.5	86.5
UDH3105	6,331	1,532	4,043	60.0	-52.5	95.4	95.4
UDH3106	6,331	1,532	4,043	62.5	-63.5	260.1	260.1
UDH3107	6,310	1,537	4,042	66.0	4.0	111.0	111.0
UDH3108	6,310	1,537	4,041	65.0	-1.0	113.7	113.7
UDH3109	6,310	1,537	4,041	75.0	-13.0	101.9	101.9
UDH3110	6,310	1,537	4,041	70.0	-20.5	95.9	95.9
UDH3111	6,310	1,537	4,040	73.5	-30.5	95.8	95.8
UDH3112	6,309	1,537	4,040	86.5	-43.5	95.7	95.7
UDH3113	6,310	1,537	4,040	77.0	-53.0	98.5	98.5
UDH3114	6,310	1,537	4,040	72.0	-64.0	110.1	110.1
UDH3115	6,310	1,537	4,041	82.5	-10.0	107.8	107.8
UDH3116	6,310	1,537	4,041	85.0	-3.0	111.2	111.2
UDH3117	6,309	1,537	4,041	78.5	-2.0	102.2	102.2
UDH3118	6,310	1,537	4,042	74.0	4.0	113.9	113.9
UDH3119	6,084	1,391	3,955	48.0	-26.0	266.6	266.6
UDH3119A	6,084	1,391	3,955	57.6	-19.8	209.8	209.8
UDH3164	6,309	1,537	4,041	90.5	2.5	119.5	119.5
UDH3165	6,309	1,538	4,041	90.0	-8.0	111.5	111.5
UDH3166	6,310	1,537	4,041	81.0	-24.0	96.0	96.0
UDH3171	6,373	1,519	4,044	347.0	-48.0	95.7	95.7
UDH3172	6,372	1,520	4,044	15.7	-50.1	116.8	116.8
UDH3174	6,372	1,520	4,044	25.0	-54.0	95.7	95.7
UDH3176A	6,371	1,520	4,044	66.0	-84.0	102.0	102.0
UDH3177	6,369	1,521	4,044	122.0	-83.0	105.0	105.0
UDH3178	6,369	1,521	4,044	111.0	-72.0	102.0	102.0
UDH3180	6,400	1,396	4,054	98.0	-40.0	170.5	170.5
UDH3184A	6,400	1,396	4,054	86.5	-36.0	194.2	194.2
UDH3186	6,396	1,395	4,055	77.0	-41.0	205.1	205.1
UDH3188	6,401	1,396	4,054	70.0	-32.0	196.2	196.2
Underground Diamond Drilling outside of Swan Mineral Reserves
UDE175A	5,553	1,446	4,447	90.8	-84.9	1,071.0	422.9
UDE181A	5,681	1,403	4,428	92.8	-79.7	1,140.0	769.0
UDE184	5,831	1,350	4,404	100.5	-74.3	1,142.8	1,142.8
UDE184A	5,831	1,350	4,404	100.5	-74.3	1,038.0	587.1
UDE184B	5,831	1,350	4,404	100.5	-74.3	813.0	521.6

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)	Drilled Metres
UDE184C	5,831	1,350	4,404	100.5	-74.3	782.0	25.0
UDE185A	5,830	1,350	4,404	104.9	-79.2	1,105.3	616.2
UDE195	6,174	1,854	4,246	240.8	-71.4	670.0	670.0
UDE199	5,956	1,306	4,383	105.1	-71.3	1,011.5	1,011.5
UDE200	5,956	1,306	4,383	102.9	-68.4	987.0	987.0
UDE200A	5,956	1,306	4,383	102.9	-68.4	761.9	86.1
UDE201	5,956	1,306	4,383	109.4	-78.9	1,128.1	1,128.1
UDE203	6,081	1,288	4,362	90.9	-58.5	836.8	836.8
UDE204	6,081	1,288	4,362	94.4	-61.4	846.0	846.0
UDE205	6,082	1,285	4,362	98.0	-66.2	852.1	852.1
UDE206	6,082	1,285	4,362	99.4	-71.2	861.1	861.1
UDE207	6,081	1,286	4,362	102.0	-78.5	1,106.1	1,106.1
UDE208	5,956	1,311	4,383	83.7	-65.0	900.0	900.0
UDE209	5,956	1,306	4,383	88.2	-67.5	903.0	903.0
UDE210	5,956	1,306	4,383	86.5	-70.7	951.2	951.2
UDE211	5,956	1,306	4,383	84.0	-75.2	1,004.7	1,004.7
UDE212A	5,553	1,446	4,447	93.9	-84.3	1,113.0	147.0
UDE243	5,830	1,355	4,404	77.6	-45.1	677.6	677.6
UDE245	6,559	1,482	4,046	95.5	-21.3	330.0	330.0
UDE246	6,559	1,482	4,045	103.9	-35.7	350.9	350.9
UDE247	6,560	1,482	4,045	103.7	-48.0	356.9	356.9
UDE248	6,560	1,482	4,045	104.1	-61.3	686.6	686.6
UDE249	6,582	1,471	4,046	118.2	-67.0	452.9	452.9
UDE250	6,582	1,471	4,046	126.9	-74.4	502.4	502.4
UDE258	6,802	1,442	4,170	109.2	-36.1	317.9	317.9
UDE259	6,802	1,442	4,169	111.6	-46.5	447.0	447.0
UDE260	6,802	1,442	4,169	110.9	-54.3	456.3	456.3
UDE261	6,802	1,442	4,169	113.0	-64.2	445.0	445.0
UDE262	6,802	1,442	4,169	107.5	-59.6	443.7	443.7
UDE263	6,801	1,441	4,169	119.8	-70.6	551.9	551.9
UDE265	6,081	1,288	4,362	89.2	-54.9	905.7	905.7
UDE280	6,583	1,471	4,046	64.3	-67.1	494.9	494.9
UDE282	6,801	1,442	4,170	128.2	-34.0	416.9	416.9
UDE282A	6,801	1,442	4,170	128.2	-34.0	377.6	42.7
UDH2482	6,234	1,339	4,194	100.0	-27.0	428.9	428.9
UDH2489	6,226	1,341	4,195	101.0	-49.0	411.0	411.0
UDH2831	6,354	1,406	4,193	73.0	-29.4	396.0	396.0
UDH2886	6,444	1,317	4,060	99.7	-20.8	424.8	424.8
UDH2887	6,444	1,317	4,060	95.8	-40.0	501.0	501.0
UDH2931	6,463	1,690	4,085	13.9	-84.5	119.9	119.9
UDH2932	6,464	1,691	4,085	86.4	-41.5	74.6	74.6
UDH2933	6,463	1,690	4,085	123.0	-67.9	113.7	113.7

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)	Drilled Metres
UDH2989	6,502	1,656	4,086	235.1	-6.3	92.9	92.9
UDH3068	6,347	1,528	4,044	52.5	-34.0	236.4	236.4
UDH3094	6,227	1,341	4,195	88.0	-26.0	492.1	492.1
UDH3120	6,083	1,391	3,955	56.5	-25.7	248.0	248.0
UDH3122	6,083	1,391	3,955	61.2	-33.1	368.9	368.9
UDH3123	6,084	1,391	3,955	44.5	-29.2	257.9	257.9
UDH3124	6,083	1,391	3,955	58.0	-41.0	260.6	260.6
UDH3126	6,046	1,366	3,949	66.1	-18.5	286.2	286.2
UDH3127	6,046	1,366	3,949	65.0	-22.8	281.6	281.6
UDH3128	6,046	1,366	3,949	58.6	-33.5	269.3	269.3
UDH3129	6,046	1,366	3,949	66.0	-33.5	253.9	253.9
UDH3130	6,046	1,366	3,948	65.3	-38.3	254.2	254.2
UDH3131	6,046	1,365	3,949	64.3	-12.9	290.1	290.1
UDH3132	6,046	1,366	3,949	70.0	-14.6	295.0	295.0
UDH3133A	6,046	1,366	3,950	70.0	-9.0	314.6	314.6
UDH3134	6,046	1,366	3,950	64.9	-8.0	320.3	320.3
UDH3135	6,014	1,373	3,944	62.1	-23.3	283.0	283.0
UDH3136	6,014	1,373	3,944	69.4	-23.9	280.4	280.4
UDH3137	6,014	1,372	3,944	57.9	-25.4	278.7	278.7
UDH3138	6,014	1,373	3,943	66.6	-27.8	257.8	257.8
UDH3139	6,014	1,373	3,943	67.1	-32.9	277.2	277.2
UDH3140	6,014	1,373	3,943	61.5	-37.4	257.5	257.5
UDH3141	6,014	1,373	3,943	64.2	-41.9	251.5	251.5
UDH3142	6,014	1,373	3,944	64.7	-19.9	284.6	284.6
UDH3143	6,014	1,373	3,944	69.0	-15.0	299.6	299.6
UDH3145	5,992	1,395	3,940	65.1	-29.6	269.7	269.7
UDH3146	5,991	1,395	3,940	73.0	-30.6	270.0	270.0
UDH3148	5,991	1,395	3,940	68.3	-36.0	257.0	257.0
UDH3148A	5,991	1,395	3,940	74.0	-31.1	240.0	54.3
UDH3149	5,991	1,395	3,940	77.2	-35.1	270.0	270.0
UDH3149A	5,991	1,395	3,940	72.0	-40.0	275.8	275.8
UDH3150	5,992	1,395	3,939	61.0	-39.8	257.7	257.7
UDH3151	5,991	1,395	3,939	68.0	-43.0	257.8	257.8
UDH3153	5,992	1,394	3,939	62.0	-47.0	254.7	254.7
UDH3154	5,991	1,395	3,939	74.0	-48.0	260.5	260.5
UDH3156	5,991	1,395	3,940	68.0	-23.5	279.0	279.0
UDH3163	6,801	1,442	4,169	123.1	-59.0	391.5	391.5
UDH3179	6,400	1,396	4,054	92.7	-47.9	224.4	224.4
UDH3182	6,395	1,395	4,055	80.0	-41.0	203.9	203.9
UDH3183	6,401	1,396	4,054	80.0	-48.0	149.4	149.4
UDH3203	6,803	1,443	4,169	123.0	-51.0	366.1	366.1
UDH3228	6,014	1,373	3,943	63.0	-29.0	278.4	278.4

Figure 1. Location Map - Fosterville Gold Mine

MIN5404
Falcon Development
Fosterville Fault Zone
Lower Phoenix (Swan, Cygnet)
MIN006267
Harrier
kilometres
GOORNONG
Australia
Map Area
Robbins Hill
Robbin's Hill to Falcon Approx. 4.8km
State Forest
O'Dwyer's Fault Zone
Nature Conservation Reserve
Map Projection: MGA94 Zone 55
AXEDALE

TENEMENTS
Exploration Licence
Mining Licence
Mining Licence Application

KIRKLAND LAKE GOLD

FOSTERVILLE GOLD MINE
LOCATION PLAN
December 2019

RESOURCE GRADE SHELLS
Indicated >3 g/t Au
Inferred >3 g/t Au

MINING & MINERAL RESERVE
Reserve Stopes
Mined Development

Figure 2. Lower Phoenix System

South
North
Daley's Hill
John's
Harrier
Ellesmere
Falcon
HARRIER DECLINE
CENTRAL DECLINE
Lower Phoenix North
Harrier
Swan
PHOENIX DECLINE
4,000 mRL
See Figure 5
See Figure 4
See Figure 3
See Figure 7
Cross Section 6,250mN
See Figure 6
View looking to West
0
4,000 mN
5,000 mN
6,000 mN
7,000 mN
8,000 mN
Fosterville Mine Grid
LEGEND
MINING & MINERAL RESERVE
Mined Open Pits
Mined Stopes
Mined Development
Reserve Stopes
Planned Development
KL KIRKLAND LAKE GOLD
RESOURCE GRADE SHELLS
Indicated
>3 g/t Au
1.5 g/t Au
Inferred
>3g/t Au
1.5 g/t Au
(Mineral Resources and Reserves as at December 31, 2018)
(Mining as at November 27, 2019)

Longitudinal Projection of Fosterville Gold Mine

December 2019

Figure 3. Swan South Mineralization

South
North
UDH3142
45.0 (4.7m)
Incl. 267 (0.7m)
UDH3126
6.4 (5.6m)
UDH3131
6.8 (9.7m)
UDH3132
87.6 (5.5m)
UDH2409
59.1 (4.7m)
Incl. 316 (0.7m)
UDH3143
28.4 (12.1m)
UDH3145
40.4 (1.2m)
Incl. 73.6 (0.7m)
UDH3156
6.7 (7.1)
Swan
UDH3120
8.0 (10.1m)
UDE204
6.2 (13.8)
UDE208
Incl. 85.2 (0.4m)
UDE200
4.9 (11.9m)
UDH3127
19.7 (3.0m)
Incl. 141 (0.3m)
UDH3135
6.4 (6.7m)
UDE210
UDE199
7.3 (6.7m)
UDE211
7.6 (4.4m)
UDE185A
7.9 (10.8m)
UDH3154
13.5 (6.3m)
UDE206
10.4 (4.7m)
UDH3148
6.5 (3.6m)
UDH3140
9.3 (3.5m)
UDH3150
9.0 (6.5m)
Lower Phoenix South
View looking to West
metres
Fosterville Mine Grid
LEGEND
MINING
Mined Development
Mined stopes
Reserve Stopes
Planned Mine Design
RESOURCE GRADE SHELLS
Indicated
Inferred
Target Areas
DRILL INTERCEPTS
Hole Name
KIRKLAND LAKE GOLD

Longitudinal Projection of Swan South Mineralization, Fosterville Gold Mine

December 2019

Figure 4. Swan Footwall Splay Mineralization

South
North
UDH3108
1,083 (2.6m)
Incl. 8,610 (0.3m)
UDH3166
13.0 (2.5m)
UDH3111
52.4 (1.3m)
4,000 mRL
UDH3103
40.8 (4.4m)
Incl. 287 (0.3m)
UDH3112
98.0 (3.5m)
Incl. 229 (0.5m)
UDH3113
28.6 (1.6)
UDH3104
52.4 (2.0m)
Incl. 266 (0.3m)
Swan FW Splay
3,750 mRL
UDE200A
2.8 (12.0m)
View looking to West
metres
Fosterville Mine Grid
8,000 mN
8,250 mN
8,500 mN
8,750 mN
MINING
Mined Development
Mined Stopes
Reserve Stopes
Planned Mine Design
RESOURCE GRADE SHELLS
Indicated
Inferred
>1.5 g/t Au
>1.5 g/t Au
LEGEND
Target Areas
KL KIRKLAND LAKE GOLD
DRILLING INTERCEPTS
>1,000
100 to 1,000
Hole Name
Visible gold highlighted in yellow

Longitudinal Projection of Swan FW Splay Mineralization, Fosterville Gold Mine

December, 2019

Figure 5. Swan Reserve Mineralization

South
Zoomed in Image
North
UDH3101
365 (6.1m)
Incl. 1,629 (1.0m)
UDH2848
348 (2.2m)
Incl. 3,220 (0.6m)
UDH3717
351 (4.8m)
Incl. 922 (0.7m)
& Incl. 934 (1.3m)
UDH2853
302 (3.9m)
Incl. 624 (1.4m)
UDH2843
704 (1.5m)
Incl. 1,410 (0.5m)
UDH3024
916 (6.8m)
Incl. 1,722 (3.3m)
UDH3103
229 (11.0m)
Incl. 3,520 (0.6m)
UDH3067
139 (9.2m)
UDH2863
367 (5.9m)
Incl. 1,058 (2.0m)
UDH3112
781 (2.4m)
Incl. 3,300 (0.6m)
UDH2880
145 (12.0m)
Incl. 840 (2.0m)
UDH2866
130 (10.1m)
Incl. 1,094 (1.2m)
UDH2453
625 (3.3m)
Incl. 6,123 (0.3m)
UDH2859
505 (2.8m)
Incl. 4,060 (0.3m)
UDH2872
924 (3.2m)
Incl. 6,390 (0.4m)
UDH3023
306 (5.8m)
Incl. 4,000 (0.5m)
Swan
UDH3060
184 (7.8m)
UDH3172
159 (7.37m)
Incl. 1,448 (0.9m)
UDH3171
488 (4.7m)
Incl. 2,527 (0.9m)
View looking to West
Fosterville Mine Grid
LEGEND
MINING
Mined Development
Mined stopes
Reserve Stopes
RESOURCE GRADE SHELLS
Indicated
Inferred
>3g/t Au
>1.5g/t Au
>3.0 g/t Au
>1.5 g/t Au
Target Areas
DRILL INTERCEPTS
(Colored by gram metres)
>1,000
100 to 1,000
30 to 100
15 to 30
5 to 15
0 to 5
Visible gold highlighted in yellow
KIRKLAND LAKE GOLD

Longitudinal Projection of Swan Reserve Mineralization, Fosterville Gold Mine

December, 2019

Figure 6. Cross Section, Lower Phoenix and Cygnet

West
East
View looking North
4,400 mRL
4,200 mRL
4,000 mRL
3,800 mRL
Phoenix Base
Kestrel
Trelen
Fosterville (Kestrel)
Thunderbird (Pegasus)
Allwood
Pegasus
Benu
Pelican
Allwood
Allwood
Benu
Benu
SWAN
SWAN FOOTWALL SPLAY
EAGLE
CYGNET
PEN
COB
1,100 mE
metres
Fosterville Mine Grid

KEY

- Fault
- Bedding Parallel Fault
- Interpreted Fault Zone
- Bedding Form Lines
- Anticline
- Syncline
- Kestrel Black Shale
- Benu Shale

KIRKLAND LAKE GOLD

FOSTERVILLE GOLD MINE

MINERALIZATION

- Visible Gold
- Sulfide Hosted Gold
- Phoenix Mineralized System

Phoenix Gold System
Schematic Cross Section 6250mN

December 2019

Figure 7. Cygnet, Pen & Cob Fault Mineralization

South
North
UDH2831
6.1 (5.7m)
UDE195
4.8 (20.0m)
4,000 mRL
UDE262
239 (0.9m)
Incl. 701 (0.3m)
UDE247
28.4 (1.5m)
UDE280
11.2 (4.5m)
UDH3122
12.3 (5.2m)
Cygnet Fault Zone
3,500 mRL
UDE181A
6.6 (5.5m)
Incl. 27.9 (0.3m)
View looking to West
metres
MINING
RESOURCE GRADE SHELLS
MINERALIZATION
Cygnet
STRUCTURE
DRILL INTERCEPTS
KIRKLAND LAKE GOLD

Longitudinal Projection of Cygnet, Pen & Cob Fault Mineralization, Fosterville Gold Mine

December, 2019